Exhibit 1

PRESS RELEASE

FOR IMMEDIATE RELEASE

Company Contact:

Cary Grossman

Chief Financial Officer

713- 827-2104

cgrossman@gentium.it

Investor Relations Contacts:

U.S.

Lippert/Heilshorn & Assoc.

Kim Sutton Golodetz

Kgolodetz@lhai.com

Anne Marie Fields

afields@lhai.com

212-838-3777

Italy:

Burson-Marsteller

Luca Ricci Maccarini

luca_maccarini@it.bm.com

+39 02.721431

Gentium S.p.A. Announces Initiation of Independent Phase I/II Study of Defibrotide to treat Multiple Myeloma

Villa Guardia (Como), Italy, September 21, 2005 – Gentium S.p.A. (AMEX: GNT) (the “Company”) announced today that its lead product, Defibrotide, will be the subject of an independent Phase I/II study to treat Multiple Myeloma (MM) in combination with Melphalan, Prednisone, and Thalidomide (MPT) at approximately 10 cancer centers in Italy. The principal investigator for this study is Dr. Mario Boccadoro, M.D., Division of Hematology, University of Turin, Italy.

The study is a Phase I/II dose-escalating, multi-center, non-comparative, open label study designed to assess the safety and the efficacy of Defibrotide with MPT regimen as a salvage treatment in advanced refractory MM patients. The Phase I component of the study will combine oral MPT with escalating doses of Defibrotide to determine the maximum tolerated dosage (MTD) of Defibrotide combined with MPT in 24 patients (three cohorts of eight patients). In the Phase II component of the study, the oral MPT regimen will be combined with the MTD of Defibrotide and administered to 20 consecutive patients to assess response rate and clinical efficacy.

Dr. Laura Ferro, Chairman and Chief Executive Officer of the Company, said, “We are encouraged by the continued interest from world leading clinicians to independently test Defibrotide to treat Multiple Myeloma. Preclinical studies conducted at the Jerome Lipper Multiple Myeloma Center at Harvard University’s Dana Farber Cancer Institute were very promising and suggest that Defibrotide sensitizes MM cells to anti-MM agents in the bone marrow by preventing the molecular cascade of events triggered by MM-bone marrow stromal cells contact. This pre-clinical study provided the framework for this Phase I/II clinical trial of oral MPT in combination with Defibrotide in the treatment of Multiple Myeloma.”

“Independent studies such as this one offer Gentium the opportunity to advance our clinical pipeline in important indications like Multiple Myeloma,” Dr. Ferro added.

About Multiple Myeloma

Multiple Myeloma is a cancer of the plasma cell. The American Cancer Society estimates that about 15,980 new cases of Multiple Myeloma will be diagnosed in the U.S. during 2005. Approximately 11,300 Americans are expected to die of Multiple Myeloma in 2005. The 5-year survival rate for patients with Multiple Myeloma is approximately 32%.

About Defibrotide

Defibrotide is a single-stranded DNA that protects the vascular endothelial cells, particularly those of small vessels, from damage and activation. After binding to endothelial cells, Defibrotide decreases cell adhesion and pro-coagulant activity of activated endothelial cells, and increases the fibrinolytic potential of endothelial cells. Defibrotide’s effects are predominately local within the vascular bed, and there is no significant effect on systemic coagulation. Its extensive beneficial pharmacological effects owe to its anti-thrombotic, anti-inflammatory and anti-ischemic properties.

Defibrotide is the subject of U.S. Phase III study that is about to begin as a treatment for veno-occlusive disease with multiple organ failure (Severe VOD), and in EU Phase II/III studies for the prevention of VOD. Defibrotide has been on the market in Italy since 1986, initially as a treatment for deep vein thrombosis and currently as a preventive for vascular disease with risk of thrombosis.

About the Company

The Company, located in Como, Italy, is a biopharmaceutical company focused on the research, discovery and development of drugs derived from DNA extracted from natural sources and drugs which are synthetic derivatives (molecules chemically similar to natural DNA) to treat and prevent a variety of vascular diseases and conditions related to cancer and cancer treatments.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements.” In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These statements are not historical facts but instead represent the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in our Prospectus filed with the Securities and Exchange Commission under Rule 424(b)(4) under the caption “Risk Factors.”

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